UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 29, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Flex Pharma, Inc.

File No. 333-229666 - CF#37202

Flex Pharma, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on February 14, 2019, as amended.

Based on representations by Flex Pharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through August 3, 2023
Exhibit 10.2	through August 3, 2023
Exhibit 10.3	through May 31, 2019
Exhibit 10.4	through December 18, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary